UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FEC RESOURCES, INC.
(Name of Issuer) Common Stock, Without Par Value
(Title of Class of Securities) 30246X108
(CUSIP Number)

Copies to:

Paul Wallace
FEC Resources, Inc.
Suite 2300, Bentall 5, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5
778 587-6201

Barbara Anne C. Migallos
Migallos & Luna Law Offices
7th Floor, The Phinma Plaza
  39 Plaza Drive, Rockwell Center
  Makati City, 1210 Philippines
Tel: 632.899.2123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications July 31, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246X108	SCHEDULE 13D	Page 2 of 4

1. Names of Reporting Persons: PXP Energy Corporation I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) □ (b) □
3. SEC Use Only
4. OO
5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) □
6. Citizenship or Place of Organization: Philippines

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 674,999,986 (See Item 4)
8. Shared Voting Power: 0 (See Item 4)
9. Sole Dispositive Power: 674,999,986 (See Item 4)
10. Shared Dispositive Power: 0 (See Item 4)
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 674,999,986
12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) □
13. Percent of Class Represented by Amount in Row (9): 78.39% (based on 861,082,371 shares of common stock outstanding, as reported on the Issuer’s most recent news release dated August 3, 2020).
14. Type of Reporting Person (See Instructions): CO

Item 1.   Security and Issuer

This report relates to the shares of common stock, without par value (the “Common Stock”), of FEC Resources, Inc. (“FEC”).  The principal offices of FEC are located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

Item 2.    Identity and Background

(a)
Name: PXP Energy Corporation (formerly Philex Petroleum Corporation) (“PXP”), a corporation organized under the laws of the Philippines.

Previously, PXP entered into a Joint Filing Agreement with Philex Mining Corporation (“Philex”), dated October 1, 2010, a copy of which is incorporated by reference, pursuant to which the PXP and Philex agreed to file a Statement, and amendments jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  At that time, Philex was the majority shareholder of PXP. However, on March 1, 2016 Philex Mining Corporation ceased to be the majority shareholder of PXP, hence PXP is filing this Schedule 13D  solely by itself.

(b)	Principle Business: The reporting issuer is engaged in oil and gas and mining activities in the Philippines.

(c)	Address of Principle Offices: 2nd Floor LaunchPad, Reliance corner Sheridan Street, Mandaluyong City, Metro Manila, Philippines 1550

CUSIP No. 30246X108	SCHEDULE 13D	Page 3 of 4

(d)	The reporting person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
The reporting person not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The reporting person has not been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amount of Funds or Other Consideration

On September 24, 2010, Philex sold 225,000,000 shares of Common Stock to PXP, a wholly- owned subsidiary of Philex until March 1, 2016.  PXP used its own existing assets to make this purchase.  On July 31, 2020 PXP received 75,606,066 common shares of FEC Resources Inc. in settlement of a rights offering advance of $170,111.40 and at the same time subscribed for an additional 374,393,920 in FEC Resource Inc.’s rights offering for additional proceeds of $842,388.57.  PXP’s interest in FEC Resources Inc was increased from 54.99% to 78.38% as a result.

Item 4.   Purpose of Transaction

PXP acquired the shares of Common Stock for investment purposes.

PXP has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.   Interest in Securities of the Issuer:

As of the date of this Statement, PXP owns 674,999,986 shares of Common Stock.

As discussed in Item 3, on September 24, 2010, Philex entered into a Transfer Agreement with PXP whereby Philex sold 225,000,000 shares of Common Stock to PXP for an aggregate purchase price of 342,337,698.00 Philippine pesos or approximately 1.52 Philippine pesos per share of Common Stock.  Such securities, in the aggregate, constituted approximately 51.2% percent of the outstanding Common Stock of FEC, based on 439,143,765 shares of Common Stock of FEC as reported on FEC’s annual report on Form 20-F filed with the Securities Exchange Commission on July 15, 2010.  This percentage was increased to 54.99% upon FEC Resources Corporation returning to treasury 30,000,000 Common Shares upon settlement with a third party of a dispute.

PXP has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 674,999,986 shares of Common Stock owned by PXP.

CUSIP No. 30246X108	SCHEDULE 13D	Page 4 of 4

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of FEC Resources Inc. other than as disclosed in this report.

Item 7.        Materials to be Filed as Exhibits

Exhibit 1     Joint Filing Agreement, dated October 1, 2010 (incorporated by reference)

Exhibit 2     Transfer Agreement, dated September 24, 2010 (incorporated by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2020

PXP Energy Corporation

By: /s/ Mark Rilles
Name: Mark Rilles
Title: Chief Financial Officer